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                                                                    EXHIBIT 12.1

                              CRITICAL PATH, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)



                                                 Year Ended               Three Months
                                                 December 31,                Ended
                                        -------------------------------     March 31,
                                         1997        1998        1999         2000
                                        -------    --------    ---------  ------------
Net loss                                $(1,074)   $(11,461)   $(116,941)   $(76,942)
                                        =======    ========    =========    ========

Fixed charges
  Interest expense                      $    18    $    388    $     752    $    274
  Rentals                                    11          73          418         382
                                        -------    --------    ---------    --------
  Total fixed charges                   $    29    $    461    $   1,170    $    656
                                        =======    ========    =========    ========
                                             --          --           --          --
Ratio of earnings to fixed charges      =======    ========    =========    ========

For the purposes of calculating this ratio, earnings consist of our historic net loss, as reported. Fixed charges include interest on indebtedness, amortization of debt issuance costs and the portion of rental expense under operating leases deemed by us to be representative of the interest factor. Due to our net losses for the years ended December 31, 1997, 1998, and 1999, and for the three month period ended March 31, 2000, the ratio of coverage was less than 1:1.